Exhibit 1

Daniel S. Goldberger, Interim President, CEO, and Chairman of the Board

Repro Med Systems, Inc.

24 Carpenter Rd.

Chester, NY 10918

August 28, 2018

RE:  Requests for Special Shareholders’ Meeting and Special Board of Directors Meeting of Repro Med Systems, Inc.

Dear Mr. Goldberger:

The undersigned individuals, Mr. Andrew I. Sealfon (“Mr. Sealfon”) and Dr. Paul M. Baker (“Dr. Baker”), being holders of approximately 26% of the Common Stock of Repro Med Systems, Inc. (the “Company”), hereby request a special shareholders’ meeting be held, as is provided by Article II, Section 5 of the Company’s by-laws (the “Special Shareholders’ Meeting”).

The following matters are to be the subject of the Special Shareholders’ Meeting:

•                  The removal of four directors: David W. Anderson, Daniel S. Goldberger, Joseph M. Manko, Jr, and Arthur J. Radin; and

•                  The appointment of two or four new directors, with prospective nominees to be named before or at the Special Shareholders’ Meeting.

Mr. Sealfon intends to vote for the removal of the four current directors listed above, and to vote for all of the new director nominees, to be named at a later time before or at the Special Shareholders’ Meeting.  Dr. Baker intends to vote for the removal of the four current directors mentioned above, and is considering currently for whom he would vote, including whom he would nominate to replace the four directors named above.

In their capacities as members of the Company’s board of directors, Mr. Sealfon and Dr. Baker hereby also request a special meeting of the board of directors (the “Special Board Meeting”), to follow the Special Shareholders’ Meeting, pursuant to Article III, Section 3 of the Company’s by-laws.

The following matter is the subject of the Special Board Meeting:

•                  The removal of Daniel S. Goldberger (“Mr. Goldberger”) from all positions with the Company; and

•                  The appointment of new individual(s) to replace Mr. Goldberger across all positions.

It is Mr. Sealfon’s understanding that Mr. Goldberger does not have an employment agreement with the Company and may be removed at any time by the affirmative vote of a majority of the directors present at a special meeting of directors called for that purposes, pursuant to Article IV, Section 1 of the Company’s by-laws.  Each in their individual capacities, Mr. Sealfon and Dr. Baker intend to vote for the removal of Mr. Goldberger and his replacement by certain individual(s).  At this time, Mr. Sealfon disclaims any intention or interest in resuming his prior positions as President, Chief Executive Officer, and Chairman of the Board of the Company, though he would accept an appointment to a new role as chief technology officer of the Company, prospectively, if offered by the Company on terms and conditions in writing acceptable to Mr. Sealfon and the Company.

Respectfully submitted,

Andrew I. Sealfon	Paul M. Baker

/s/	/s/
Director and 21% Shareholder	Director and 5% Shareholder

The undersigned individuals expressly deny the formation of a control group and advance this demand for a meeting pursuant only to the Company’s by-laws.